# UNITED STATES
# SECURITIES AND EXCHANGE
# COMMISSION
Washington, D. C. 20549

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# Form 8-K

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# Current Report

**Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported):  **January 22, 2009**

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# First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

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| **Delaware** | **0-17122** | **57-0866076** |
|---|---|---|
| State or other jurisdiction of incorporation | Commission File Number | I.R.S. Employer I.D. number |

**34 Broad Street, Charleston, South Carolina  29401**

(Address of principal executive offices)

Registrant's telephone number (including area code):  **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

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☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

**Section 2 -- Financial Information**

**Item 2.02 Results of Operations and Financial Condition**

On January 22, 2009 First Financial Holdings, Inc. announced fiscal 2009 first quarter results.  For more information regarding this matter, see the press release and additional financial information attached hereto as Exhibit 99.1.

**Section 9 -- Financial Statements and Exhibits**

**Item 9.01 Financial Statements and Exhibits**

(c) Exhibits

Exhibit (99.1). Press release dated January 22, 2009 with additional financial information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ R. Wayne Hall

R. Wayne Hall
Executive Vice President
and Chief Financial Officer

Date: January 22, 2009

EXHIBIT INDEX

| Exhibit Number | Description |
| --- | --- |
| 99.1 | First Financial Holdings, Inc. fiscal 2009 first quarter results with additional financial information |

Exhibit 99.1

First Financial Holdings, Inc. fiscal 2009 first quarter results

and additional financial information.

Exhibit 99.1

# FIRST FINANCIAL HOLDINGS, INC.

*34 Broad Street • Charleston, S.C. 29401*
*843-529-5933 • FAX: 843-529-5883*

# NEWS    NEWS    NEWS    NEWS    NEWS

Contact:    Dorothy B. Wright
Vice President-Investor Relations
and Corporate Secretary
(843) 529-5931 or (843) 729-7005

**FIRST FINANCIAL HOLDINGS, INC.**
**REPORTS FIRST QUARTER RESULTS**

Charleston, South Carolina (January 22, 2009) – First Financial Holdings, Inc. ("First Financial" or the "Company") (NASDAQ GSM: FFCH), the holding company for First Federal Savings and Loan Association of Charleston ("First Federal"), today reported results for the first quarter of its fiscal year ended September 30, 2009. The net loss for the quarter ended December 31, 2008 was $6.5 million compared to net income of $2.9 million for the quarter ended December 31, 2007. Basic and diluted earnings (loss) per share were ($0.58) for the current quarter, compared to $0.25 per basic and diluted share for the quarter ended December 31, 2007.

President and Chief Executive Officer A. Thomas Hood commented, "In my 34 years in this industry, these are the most difficult times I have experienced. Our results reflect the impact that the current recession has had on our markets. Financial and economic markets continue to deteriorate and as a result, we are very focused on preserving our capital levels. We believe this will position our Company to continue to provide credit to consumers and businesses in our markets."

Hood continued, "On a positive note, with 30-year mortgage rates at historical lows, we are currently experiencing a significant increase in refinance activity. Our mortgage pipeline has increased substantially and this has and will continue to have a favorable impact on our mortgage banking income." During the quarter ended December 31, 2008, mortgage banking income was $1.8 million compared to $818 thousand for the linked quarter ended September 30, 2008 and $1.8 million for the comparative quarter ended December 31, 2007. In addition, our hedging program has effectively reduced the declines in our mortgage servicing portfolio that would be caused by the current declining interest rate environment.

"Our loan loss provisions increased significantly during the quarter ended December 31, 2008, which we believe strengthens our ability to navigate through this unprecedented economic cycle." Hood noted. The Company recognized a provision for loan losses of $20.5 million for the quarter ended December 31, 2008 compared to $5.2 million for the quarter ended September 30, 2008, and $3.2 million for the quarter ended December 31, 2007. The increase in the provision on both a linked and comparative quarter basis is attributable to significant increases in non-accrual loans and net charge-offs, overall loan growth and uncertainties in the markets we serve. Non-accrual loans were $35.1 million at December 31, 2008 compared to $20.6 million for the linked quarter and $10.1 million for the quarter ended December 31, 2007. The Company increased its allowance for loan losses as a percent of total loans from 102 basis points during the quarter ended September 30, 2008 to 174 basis points during the quarter ended December 31, 2008. Problem assets, which include problem loans as well as real estate owned, as a percentage of total assets was 1.33% at December 31, 2008 compared with 0.84% at September 30, 2008 and 0.46% at December 31, 2007.

-more-

The Company's loan loss reserve coverage of non-performing loans was 118.0% at December 31, 2008 compared to 116.3% at September 30, 2008 and 163.6% at December 31, 2007. Annualized net loan charge-offs as a percentage of net loans totaled 0.49% for the quarter ended December 31, 2008 compared with 0.39% for the quarter ended September 30, 2008 and 0.36% for the comparable quarter one year ago.

Hood continued, "The Company continues to work with borrowers searching for alternatives to mortgage foreclosure. In fact, we are partnering with several non-profit agencies in all of our major markets to provide solutions for homeowners who are falling behind on mortgage payments or facing circumstances that threaten their ability to maintain homeownership. These clinics have been helpful to First Federal's customers as well as customers of other financial institutions."

The net interest margin was 3.48% for the quarter ended December 31, 2008 compared to a net interest margin of 3.23% for the quarter ended December 31, 2007. Compared with the quarter ended September 30, 2009, the net interest margin remained flat. Hood continued, "During fiscal 2008, the Company saw very competitive deposit pricing. This competition for deposits eased in our markets during the first quarter of fiscal 2009. If this trend continues, we would expect to see further improvement in our margin."

Non-interest income totaled $11.3 million for the first quarter of fiscal 2009, a decrease from $13.6 million for the quarter ended December 31, 2007. This is primarily attributable to decreases in service charges and fees on deposit accounts and other than temporary impairment ("OTTI") on three collateralized debt obligations ("CDOs"). We do not reasonably expect to receive all contractual cash flows on these CDOs and have written them down by $2.1 million to reflect their current market value. Total revenues, defined as net interest income plus total other income, excluding OTTI, gains on sales of investments and gains on disposition of assets, increased to $38.5 million, for the quarter ended December 31, 2008, an increase of $3.9 million or 11.3% from $34.6 million during the comparable quarter ended December 31, 2007.

Total non-interest expenses for the quarter ended December 31, 2008 totaled $26.6 million and remained relatively unchanged from the comparable quarter one year ago and increased by $2.7 million, or 11.3%, from $23.9 million for the linked quarter ended September 30, 2008. Several factors contributed to this increase in expenses including the reversal of a $1.1 million of management's bonus expense in September 2008 when targeted goals were not met for fiscal 2008. In addition, annual staff salary adjustments became effective in November 2008 and marketing expenses were also higher.

Hood noted, "We opened an additional in-store financial service center in the new Wal-mart Superstore in Florence, South Carolina in October 2008 and construction continues on the relocation of our Mall Drive financial center in North Charleston. This should be completed in March 2009."

Hood concluded, "As we celebrate 75 years of serving our communities, our Board of Directors, officers and employees remain very committed, as were our founders, to finding the best financial solutions for our customers and the best possible results for our shareholders."

On December 5, 2008, the Company issued 65,000 shares of its preferred stock to the U.S. Treasury in return for $65 million in cash pursuant to the Treasury's Capital Purchase Program. This program is designed to make capital available to the nation's healthiest and strongest financial institutions. To date, we have used this capital to expand our loan and investment portfolios.

As of December 31, 2008, First Financial's total assets were $3.0 billion, loans receivable totaled $2.3 billion and deposits were $1.9 billion. Stockholders' equity was $220 million and book value per common share totaled $18.81 at December 31, 2008. First Federal's capital ratio (i.e., equity divided by assets) was 5.9% at December 31, 2008, compared to 6.9% and 7.1% at September 30, 2008 and December 31, 2007, respectively. Tangible equity to assets was 6.9% at December 31, 2008, compared to 7.3% and 7.1% at September 30, 2008 and December 31, 2007, respectively. As of December 31, 2008, First Federal remained categorized "well capitalized" under regulatory standards.

-more-

First Financial is the holding company for First Federal Savings and Loan Association of Charleston ("First Federal"), which operates 58 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina offering banking and trust services. The Company also provides insurance and brokerage services through First Southeast Insurance Services, The Kimbrell Insurance Group and First Southeast Investor Services.

NOTE: A. Thomas Hood, President and CEO of the Company, and R. Wayne Hall, Executive Vice President and CFO, will discuss these results in a conference call at 2:00 PM (EST), January 22, 2009. The call can be accessed via a webcast available on First Financial's website at www.firstfinancialholdings.com.

Forward Looking Statements

*Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements as a result of a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, the credit risk of lending activities, including changes in the level of and trend of loan delinquencies and charge-offs, results of examinations by our banking regulators, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission ("SEC"), including the Annual Report on Form 10-K for the fiscal year ended September 30, 2008. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.*

*Such forward-looking statements may include projections. Such projections were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants or the SEC regarding projections and forecasts nor have such projections been audited, examined or otherwise reviewed by independent auditors of the Company. In addition, such projections are based upon many estimates and inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of management of the Company. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by the Company that the projections will prove to be correct. The Company does not undertake to update any forward-looking statement that may be made on behalf of the Company.*

*For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com or contact Dorothy B. Wright, Vice President-Investor Relations and Corporate Secretary, (843) 529-5931.*

FIRST FINANCIAL HOLDINGS, INC.
Unaudited Consolidated Financial Highlights
(in thousands, except share data)

| | Three Months Ended | | |
| --- | --- | --- | --- |
| | 12/31/08 | 12/31/07 | 09/30/08 |
| **Statements of Income** | | | |
| Interest income | $ 43,984 | $ 44,363 | $ 43,371 |
| Interest expense | 18,853 | 23,303 | 19,216 |
| Net interest income | 25,131 | 21,060 | 24,155 |
| Provision for loan losses | (20,471) | (3,248) | (5,218) |
| Net interest income after provision | 4,660 | 17,812 | 18,937 |
| Other income | | | |
| Net gain on sale of investments and mortgage-backed securities | - | 100 | - |
| Brokerage fees | 480 | 680 | 672 |
| Commissions on insurance | 4,942 | 4,037 | 6,068 |
| Other agency income | 303 | 250 | 274 |
| Impairment on investment securities | (2,144) | - | (486) |
| Service charges and fees on deposit accounts | 5,669 | 6,077 | 6,132 |
| Mortgage banking income | 1,760 | 1,849 | 818 |
| Gains on disposition of assets | 52 | 36 | 913 |
| Other | 197 | 611 | 662 |
| Total other income | 11,259 | 13,640 | 15,053 |
| Other expenses | | | |
| Salaries and employee benefits | 17,162 | 18,007 | 14,686 |
| Occupancy costs | 2,145 | 2,034 | 2,181 |
| Marketing | 650 | 694 | 459 |
| Furniture and equipment expense | 1,684 | 1,532 | 1,631 |
| Other | 4,955 | 4,373 | 4,936 |
| Total other expenses | 26,596 | 26,640 | 23,893 |
| Income before income taxes | (10,677) | 4,812 | 10,097 |
| Provision for income taxes | (4,130) | 1,915 | 3,788 |
| Net income | (6,547) | 2,897 | 6,309 |
| Preferred stock dividend | 235 | - | - |
| Accretion on preferred stock discount | 42 | - | - |
| Net income available to common shareholders | (6,824) | - | - |
| Earnings per common share: | | | |
| Basic | (0.58) | 0.25 | 0.54 |
| Diluted | (0.58) | 0.25 | 0.54 |
| Average shares outstanding | 11,694 | 11,646 | 11,683 |
| Average diluted shares outstanding | 11,694 | 11,727 | 11,688 |
| Ratios: | | | |
| Return on average equity | -12.98% | 6.21% | 13.59% |
| Return on average assets | -0.87% | 0.42% | 0.86% |
| Net interest margin | 3.48% | 3.23% | 3.48% |
| Total other expense/average assets | 3.54% | 3.86% | 3.24% |
| Efficiency ratio (1) | 68.20% | 71.10% | 61.36% |
| Net charge-offs/loans, annualized | 0.49% | 0.36% | 0.39% |

(1) Excludes from income - (losses) gains on sales of securities, net real estate operations, gains on disposition of assets, realized impairment on investments

*Please Note: Certain prior period amounts have been reclassified to conform to current period presentation.*

-more-

| | 12/31/08 | 12/31/07 | 09/30/08 |
|---|---|---|---|
| **Statements of Financial Condition** | | | |
| **Assets** | | | |
| Cash and cash equivalents | $ 62,334 | $ 74,143 | $ 62,549 |
| Investments | 57,585 | 63,704 | 61,369 |
| Mortgage-backed securities | 403,797 | 345,397 | 351,110 |
| Loans receivable, net | 2,346,058 | 2,194,972 | 2,333,268 |
| Office properties, net | 82,322 | 74,791 | 78,738 |
| Real estate owned | 5,346 | 2,748 | 4,286 |
| Intangible assets | 36,156 | 22,523 | 36,241 |
| Mortgage servicing rights | 8,225 | 11,959 | 12,550 |
| Other assets | 35,470 | 27,470 | 33,883 |
| Total Assets | 3,037,293 | 2,817,707 | 2,973,994 |
| **Liabilities** | | | |
| Deposits | 1,926,624 | 1,806,585 | 1,851,102 |
| Advances from FHLB | 746,000 | 708,000 | 818,000 |
| Other borrowings | 125,204 | 52,206 | 75,205 |
| Other liabilities | 19,387 | 63,620 | 46,209 |
| Total Liabilities | 2,817,215 | 2,630,411 | 2,790,516 |
| **Stockholders' equity** | | | |
| Stockholders' equity | 358,508 | 290,608 | 302,831 |
| Treasury stock | (103,563) | (103,268) | (103,387) |
| Accumulated other comprehensive loss | (34,867) | (44) | (15,966) |
| Total stockholders' equity | 220,078 | 187,296 | 183,478 |
| Total liabilities and stockholders' equity | 3,037,293 | 2,817,707 | 2,973,994 |
| Stockholders' equity/assets | 7.25% | 6.65% | 6.17% |
| | | | |
| Common shares outstanding | 11,697 | 11,657 | 11,692 |
| Book value per share | $ 18.81 | $ 16.07 | $ 15.69 |

| | 12/31/08 | 12/31/07 | 09/30/08 |
|---|---|---|---|
| **Credit quality-quarterly results** | | | |
| Total reserves for loan losses | $ 41,528 | $ 16,692 | $ 23,990 |
| Loan loss reserves / loans | 1.74% | 0.76% | 1.02% |
| Reserves/non-performing loans | 118.02% | 163.63% | 116.27% |
| Provision for losses | $ 20,471 | $ 3,248 | $ 5,218 |
| Net loan charge-offs | $ 2,933 | $ 1,983 | $ 2,251 |
| | | | |
| **Problem assets** | | | |
| Non-accrual loans | $ 35,070 | $ 10,133 | $ 20,557 |
| Accruing loans 90 days or more past due | 116 | 68 | 76 |
| Real estate and other assets owned | 5,346 | 2,748 | 4,286 |
| Total | $ 40,532 | $ 12,949 | $ 24,919 |
| As a percent of total assets | 1.33% | 0.46% | 0.84% |

*First Financial Holdings, Inc.*
As of the Quarter Ended (Unaudited)
(dollars in thousands)

| BALANCE SHEET | 12/31/08 | 09/30/08 | 06/30/08 | 03/31/08 | 12/31/07 | 09/30/07 | 06/30/07 | 03/31/07 |
|---|---|---|---|---|---|---|---|---|
| Assets | | | | | | | | |
| Cash and investments | $ 119,919 | $ 123,918 | $ 134,495 | $ 142,364 | $ 137,847 | $ 132,963 | $ 151,474 | $ 169,538 |
| Loans receivable | 2,346,058 | 2,333,268 | 2,268,484 | 2,232,058 | 2,194,972 | 2,140,769 | 2,122,228 | 2,107,651 |
| Mortgage-backed securities | 403,797 | 351,110 | 353,257 | 370,848 | 345,397 | 297,011 | 264,655 | 285,321 |
| Office properties and equip. | 82,322 | 78,738 | 77,673 | 76,708 | 74,791 | 74,303 | 66,140 | 63,349 |
| Real estate owned | 5,346 | 4,286 | 5,442 | 4,310 | 2,748 | 1,513 | 1,560 | 1,277 |
| Other assets | 79,851 | 82,674 | 84,677 | 62,216 | 61,952 | 64,811 | 64,877 | 64,218 |
| Total assets | $ 3,037,293 | $ 2,973,994 | $ 2,924,028 | $ 2,888,504 | $ 2,817,707 | $ 2,711,370 | $ 2,670,934 | $ 2,691,354 |
| Liabilities | | | | | | | | |
| Deposits | $ 1,926,624 | $ 1,851,102 | $ 1,865,261 | $ 1,875,099 | $ 1,806,585 | $ 1,854,051 | $ 1,885,677 | $ 1,877,084 |
| Advances-FHLB | 746,000 | 818,000 | 747,000 | 719,000 | 708,000 | 554,000 | 435,000 | 454,000 |
| Other borrowed money | 125,204 | 75,205 | 69,204 | 52,204 | 52,206 | 52,207 | 97,258 | 104,730 |
| Other liabilities | 19,387 | 46,209 | 54,585 | 55,575 | 63,620 | 65,397 | 64,240 | 66,194 |
| Total liabilities | 2,817,215 | 2,790,516 | 2,736,050 | 2,701,878 | 2,630,411 | 2,525,655 | 2,482,175 | 2,502,008 |
| Total stockholders' equity | 220,078 | 183,478 | 187,978 | 186,626 | 187,296 | 185,715 | 188,759 | 189,346 |
| Total liabilities and stockholders' equity | $ 3,037,293 | $ 2,973,994 | $ 2,924,028 | $ 2,888,504 | $ 2,817,707 | $ 2,711,370 | $ 2,670,934 | $ 2,691,354 |
| | | | | | | | | |
| Total shares o/s | 11,697 | 11,692 | 11,674 | 11,663 | 11,657 | 11,635 | 11,841 | 11,950 |
| Book value per share | $ 18.81 | $ 15.69 | $ 16.10 | $ 16.00 | $ 16.07 | $ 15.96 | $ 15.94 | $ 15.84 |
| Equity/assets | 7.25% | 6.17% | 6.43% | 6.46% | 6.65% | 6.85% | 7.07% | 7.04% |
| **AVERAGE BALANCES** | | | | | | | | |
| Total assets | $ 3,005,644 | $ 2,949,011 | $ 2,906,266 | $ 2,853,106 | $ 2,764,539 | $ 2,691,152 | $ 2,681,144 | $ 2,673,191 |
| Earning assets | 2,867,614 | 2,763,247 | 2,714,252 | 2,655,387 | 2,584,426 | 2,476,732 | 2,477,751 | 2,453,456 |
| Loans | 2,368,767 | 2,314,352 | 2,269,463 | 2,227,139 | 2,189,044 | 2,142,475 | 2,131,985 | 2,103,270 |
| Costing liabilities | 2,807,944 | 2,730,439 | 2,671,260 | 2,612,019 | 2,523,927 | 2,432,008 | 2,444,677 | 2,419,069 |
| Deposits | 1,931,978 | 1,875,748 | 1,884,688 | 1,841,855 | 1,841,414 | 1,874,849 | 1,878,237 | 1,836,062 |
| Equity | 201,778 | 185,728 | 187,302 | 186,961 | 186,506 | 187,237 | 189,053 | 188,663 |

*First Financial Holdings, Inc.*
*(dollars in thousands)*

| | Quarter Ended (Unaudited) | | | | | | | | Fiscal Year | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 12/31/08 | 09/30/08 | 06/30/08 | 03/31/08 | 12/31/07 | 09/30/07 | 06/30/07 | 03/31/07 | 09/30/08 | 09/30/07 |
| **STATEMENT OF OPERATIONS** | | | | | | | | | | |
| Total interest income | $ 43,984 | $ 43,371 | $ 43,229 | $ 43,810 | $ 44,363 | $ 42,931 | $ 42,540 | $ 41,388 | $ 174,772 | $ 168,044 |
| Total interest expense | 18,853 | 19,216 | 19,220 | 21,669 | 23,303 | 22,239 | 21,559 | 20,933 | 83,408 | 85,214 |
| Net interest income | 25,131 | 24,155 | 24,009 | 22,141 | 21,060 | 20,692 | 20,981 | 20,455 | 91,364 | 82,830 |
| Provision for loan losses | (20,471) | (5,218) | (4,907) | (3,567) | (3,248) | (1,850) | (1,390) | (1,071) | (16,939) | (5,164) |
| Net int. inc. after provision | 4,660 | 18,937 | 19,102 | 18,574 | 17,812 | 18,842 | 19,591 | 19,384 | 74,425 | 77,666 |
| Other income | | | | | | | | | | |
| Gain on investment securities | | | 4 | 645 | 100 | | | 266 | 750 | 266 |
| Brokerage fees | 480 | 672 | 665 | 906 | 680 | 665 | 570 | 709 | 2,923 | 2,551 |
| Commissions on insurance | 4,942 | 6,068 | 7,136 | 6,532 | 4,037 | 4,883 | 5,082 | 6,970 | 23,773 | 20,865 |
| Other agency income | 303 | 274 | 296 | 237 | 250 | 288 | 321 | 325 | 1,057 | 1,181 |
| Impairment on investment securities | (2,144) | (486) | | | | | | | | |
| Mortgage banking income | 1,760 | 818 | 1,828 | 2,961 | 1,849 | 922 | 1,278 | 768 | 7,456 | 4,255 |
| Svc. chgs/fees-dep. accts | 5,669 | 6,132 | 5,912 | 5,780 | 6,077 | 5,818 | 5,720 | 4,938 | 23,901 | 21,566 |
| Gains (losses) on disposition of properties | 52 | 913 | 43 | 59 | 36 | 40 | 115 | 19 | 1,052 | 230 |
| Other | 197 | 662 | 504 | 681 | 611 | 758 | 409 | 689 | 1,970 | 2,303 |
| Total other income | 11,259 | 15,053 | 16,388 | 17,801 | 13,640 | 13,374 | 13,495 | 14,684 | 62,882 | 53,217 |
| Other expenses | | | | | | | | | | |
| Salaries & employee benefits | 17,162 | 14,686 | 16,625 | 15,963 | 18,007 | 14,172 | 14,596 | 14,840 | 65,282 | 58,669 |
| Occupancy costs | 2,145 | 2,181 | 2,016 | 2,012 | 2,034 | 1,810 | 1,601 | 1,566 | 8,243 | 6,632 |
| Marketing | 650 | 459 | 685 | 570 | 694 | 521 | 751 | 562 | 2,408 | 2,261 |
| Furniture and equipment expense | 1,684 | 1,631 | 1,445 | 1,374 | 1,532 | 1,641 | 1,473 | 1,380 | 5,876 | 5,406 |
| Other | 4,955 | 4,936 | 4,944 | 4,143 | 4,373 | 4,677 | 4,357 | 3,978 | 18,501 | 17,468 |
| Total other expenses | 26,596 | 23,893 | 25,715 | 24,062 | 26,640 | 22,821 | 22,778 | 22,326 | 100,310 | 90,436 |
| Income before taxes | (10,677) | 10,097 | 9,775 | 12,313 | 4,812 | 9,395 | 10,308 | 11,742 | 36,997 | 40,447 |
| Provision for income taxes | (4,130) | 3,788 | 3,873 | 4,783 | 1,915 | 4,204 | 3,810 | 4,202 | 14,359 | 15,375 |
| Net Income | $ (6,547) | $ 6,309 | $ 5,902 | $ 7,530 | $ 2,897 | $ 5,191 | $ 6,498 | $ 7,540 | $ 22,638 | $ 25,072 |
| Preferred stock dividend | 235 | | | | | | | | | |
| Accretion on preferred stock discount | 42 | | | | | | | | | |
| Net Income available to common shareholders | $ (6,824) | | | | | | | | | |

***Note: Certain prior period amounts have been reclassified to conform to current period presentation.***

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Average shares o/s, basic | 11,694 | 11,683 | 11,668 | 11,659 | 11,646 | 11,741 | 11,886 | 12,043 | 11,664 | 11,929 |
| Average shares o/s, diluted | 11,694 | 11,688 | 11,679 | 11,675 | 11,727 | 11,842 | 12,032 | 12,223 | 11,692 | 12,089 |
| Net income per share - basic | $ (0.58) | $ 0.54 | $ 0.51 | $ 0.65 | $ 0.25 | $ 0.44 | $ 0.55 | $ 0.63 | $ 1.94 | $ 2.10 |
| Net income per share - diluted | $ (0.58) | $ 0.54 | $ 0.51 | $ 0.64 | $ 0.25 | $ 0.44 | $ 0.54 | $ 0.62 | $ 1.94 | $ 2.07 |
| Dividends paid per share, authorized | $ 0.255 | $ 0.255 | $ 0.255 | $ 0.255 | $ 0.255 | $ 0.25 | $ 0.25 | $ 0.25 | $ 1.02 | $ 1.00 |

| | Quarter Ended (unaudited) | | | | | | | | Fiscal Year | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 12/31/08 | 09/30/08 | 06/30/08 | 03/31/08 | 12/31/07 | 09/30/07 | 06/30/07 | 03/31/07 | 09/30/08 | 09/30/07 |
| **OTHER RATIOS** | | | | | | | | | | |
| Return on Average Assets | -0.87% | 0.86% | 0.81% | 1.06% | 0.42% | 0.77% | 0.97% | 1.13% | 0.79% | 0.94% |
| Return on Average Equity | -12.98% | 13.59% | 12.60% | 16.11% | 6.21% | 11.09% | 13.75% | 15.99% | 12.16% | 13.99% |
| Average yield on earning assets | 6.08% | 6.24% | 6.40% | 6.63% | 6.81% | 6.89% | 6.88% | 6.84% | 6.53% | 6.82% |
| Average cost of paying liabilities | 2.64% | 2.80% | 2.89% | 3.34% | 3.67% | 3.65% | 3.54% | 3.51% | 3.17% | 3.53% |
| Gross spread | 3.44% | 3.44% | 3.51% | 3.29% | 3.14% | 3.24% | 3.34% | 3.33% | 3.36% | 3.29% |
| Net interest margin | 3.48% | 3.48% | 3.56% | 3.35% | 3.23% | 3.31% | 3.40% | 3.38% | 3.41% | 3.36% |
| Operating exp./avg. assets | 3.54% | 3.24% | 3.54% | 3.37% | 3.86% | 3.48% | 3.50% | 3.41% | 3.50% | 3.38% |
| Efficiency ratio | 68.20% | 61.36% | 63.47% | 61.39% | 71.10% | 66.77% | 65.90% | 63.87% | 64.33% | 67.16% |

*Note:  Average yields, costs and margins for prior periods adjusted to actual days*

| | 12/31/08 | 09/30/08 | 06/30/08 | 03/31/08 | 12/31/07 | 09/30/07 | 06/30/07 | 03/31/07 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **COMPOSITION OF GROSS LOAN PORTFOLIO** | | | | | | | | | | |
| Mortgage Loans (1-4 Family) | $ 896,205 | $ 896,747 | $ 880,759 | $ 887,670 | $ 882,179 | $ 876,320 | $ 882,225 | $ 890,541 | | |
| Construction Loans (1-4 Family) | 87,382 | 91,646 | 95,476 | 98,884 | 100,712 | 110,375 | 108,132 | 111,174 | | |
| Commercial Real Estate | 380,799 | 371,675 | 353,919 | 340,872 | 329,140 | 294,232 | 284,649 | 286,103 | | |
| Commercial Business Loans | 94,580 | 88,694 | 89,004 | 84,798 | 82,836 | 81,846 | 83,629 | 86,890 | | |
| Land | 261,687 | 260,263 | 259,146 | 251,937 | 246,532 | 231,415 | 227,471 | 222,165 | | |
| Home Equity Lines of Credit | 341,554 | 321,952 | 296,902 | 281,178 | 270,880 | 263,922 | 263,588 | 257,281 | | |
| Mobile Home Loans | 226,947 | 222,375 | 216,467 | 210,287 | 206,270 | 199,349 | 193,449 | 184,704 | | |
| Credit Cards | 16,790 | 16,125 | 15,824 | 15,638 | 16,198 | 14,775 | 14,272 | 13,940 | | |
| Other Consumer Loans | 132,824 | 139,244 | 139,085 | 136,546 | 138,282 | 138,719 | 134,944 | 120,377 | | |
| | 2,438,768 | 2,408,721 | 2,346,582 | 2,307,810 | 2,273,029 | 2,210,953 | 2,192,359 | 2,173,175 | | |
| Less: | | | | | | | | | | |
| Unfunded Loan Commitments | 53,054 | 53,398 | 58,894 | 59,502 | 63,027 | 56,485 | 56,497 | 52,073 | | |
| Deferred Loan Fees | (1,872) | (1,935) | (1,819) | (1,651) | (1,662) | (1,729) | (1,554) | (1,305) | | |
| Total | $ 2,387,586 | $ 2,357,258 | $ 2,289,507 | $ 2,249,959 | $ 2,211,664 | $ 2,156,197 | $ 2,137,416 | $ 2,122,407 | | |

*Note: The Composition of Gross Loans has been changed to collateral type consistent with 10Qs as filed with the SEC.*

| | 12/31/08 | 09/30/08 | 06/30/08 | 03/31/08 | 12/31/07 | 09/30/07 | 06/30/07 | 03/31/07 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **COMPOSITION OF DEPOSITS** | | | | | | | | | | |
| Checking | $ 461,179 | $ 474,301 | $ 488,595 | $ 483,472 | $ 459,457 | $ 456,045 | $ 479,943 | $ 496,271 | | |
| Passbook | 126,261 | 129,466 | 133,414 | 130,863 | 127,694 | 133,201 | 140,924 | 143,602 | | |
| Money Market | 303,866 | 345,327 | 372,617 | 379,380 | 364,639 | 381,040 | 373,541 | 378,643 | | |
| **Core Deposits** | 891,306 | 949,094 | 994,626 | 993,715 | 951,790 | 970,286 | 994,408 | 1,018,516 | | |
| **Time Deposits** | 1,035,318 | 902,008 | 870,635 | 881,384 | 854,795 | 883,765 | 891,269 | 858,568 | | |
| TOTAL DEPOSITS | $ 1,926,624 | $ 1,851,102 | $ 1,865,261 | $ 1,875,099 | $ 1,806,585 | $ 1,854,051 | $ 1,885,677 | $ 1,877,084 | | |
| **ASSET QUALITY** | | | | | | | | | | |
| Non-accrual loans | $ 35,070 | $ 20,557 | $ 16,562 | $ 12,800 | $ 10,133 | $ 6,087 | $ 5,710 | $ 5,049 | | |
| Loans 90 days or more past due | 116 | 76 | 79 | 99 | 68 | 49 | 90 | 56 | | |
| REO thru foreclosure | 5,346 | 4,286 | 5,442 | 4,310 | 2,748 | 1,513 | 1,560 | 1,277 | | |
| | $ 40,532 | $ 24,919 | $ 22,083 | $ 17,209 | $ 12,949 | $ 7,649 | $ 7,360 | $ 6,382 | | |
| **LOAN AND REO LOSS RESERVES** | | | | | | | | | | |
| Total reserves for loan losses | $ 41,528 | $ 23,990 | $ 21,023 | $ 17,901 | $ 16,692 | $ 15,428 | $ 15,188 | $ 14,756 | | |
| Loan loss reserves/ loans | 1.74% | 1.02% | 0.92% | 0.80% | 0.76% | 0.72% | 0.71% | 0.70% | | |
| Provision for losses | 20,471 | 5,218 | 4,907 | 3,567 | 3,248 | 1,850 | 1,390 | 1,071 | | |
| Net loan charge-offs | 2,933 | 2,251 | 1,785 | 2,358 | 1,983 | 1,610 | 958 | 1,030 | | |
| Net charge-offs/average net loans | 0.12% | 0.10% | 0.08% | 0.11% | 0.09% | 0.08% | 0.05% | 0.05% | | |
| Annualized net charge-offs/av.loans | 0.49% | 0.39% | 0.32% | 0.43% | 0.36% | 0.30% | 0.18% | 0.19% | | |